United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period June, 2009

Commission File Number 0-50822

NWT URANIUM CORP.
(Translation of Registrant's name into English)

70 York Street, Suite 1102, Toronto, Ontario, M5J 1S9, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                 No  ☒

Exhibit Index

Exhibit	Description
99.1	Interim Financial Statements for the First Quarter ended March 31, 2008
99.2	Management's Discussions & Analysis for the First Quarter ended March 31, 2008
99.3	CEO Certification for the First Quarter ended March 31, 2008
99.4	CFO Certification for the First Quarter ended March 31, 2008
99.5	Interim Financial Statements for the Second Quarter ended June 30, 2008
99.6	Management's Discussion & Analysis for the Second Quarter ended June 30, 2008
99.7	CEO Certification for the Second Quarter ended June 30, 2008
99.8	CFO Certification for the Second Quarter ended June 30, 2008
99.9	Interim Financial Statements for the Third Quarter ended September 30, 2008
99.10	Management's Discussion & Analysis for the Third Quarter ended September 30, 2008
99.11	CEO Certification for the Third Quarter ended September 30, 2008
99.12	CFO Certification for the Third Quarter ended September 30, 2008
99.13	Annual Financial Statements for the year ended December 31, 2008
99.14	Management's Discussion & Analysis for the year ended December 31, 2008
99.15	CEO Certification for the year ended December 31, 2008
99.16	CFO Certification for the year ended December 31, 2008
99.17	Interim Financial Statements for the First Quarter ended March 31, 2009
99.18	Management's Discussions & Analysis for the First Quarter ended March 31, 2009
99.19	CEO Certification for the First Quarter ended March 31, 2009
99.20	CFO Certification for the First Quarter ended March 31, 2009
99.21	Management Information Circular for the Annual & Special Meeting of Shareholders
99.22	Notice of Annual & Special Meeting of Shareholders
99.23	Form of Proxy
99.24	Notice of meeting and Record Date
99.25	Revised Notice of meeting and Record Date
99.26	Notice of Change of Auditor
99.27	Letter from Successor Auditor
99.28	Letter from Former Auditor
99.29	Letter regarding dissemination to shareholders
99.30	Officer Certificate
99.31	Mailing Request Card
99.32	President's Letter
99.33	News Release dated June 11, 2009
99.34	News Release dated April 21, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.

By: /s/ John P. Lynch
John P. Lynch President and Chief Executive Officer

Date: June 30, 2009